February 12, 2013

Rolaine S. Bancroft, Senior Special Counsel

Division of Corporation Finance

Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

Re:	Volkswagen Auto Lease/Loan Underwritten Funding, LLC

VW Credit Leasing, Ltd.

Amendment No. 2 to Registration Statement on Form S-3

File Nos. 333-185282 and 333-185282-01(the “Registration Statement”)

Ladies and Gentlemen:

On behalf of Volkswagen Auto Lease/Loan Underwritten Funding, LLC and VW Credit Leasing, Ltd. (the “Registrants”), I hereby request that, pursuant to Rule 461 under the Securities Act of 1933, as amended (the “Securities Act”), the Securities and Exchange Commission (the “Commission”) take such action as is necessary to declare the above referenced Registration Statement effective by 4:00 p.m. (Eastern time) on February 14, 2013 or as soon as thereafter practicable.

The Registrants acknowledge that should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing; the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the Registrants from their full responsibility for the adequacy and accuracy of the disclosure in the filing; and the Registrants may not assert staff comments and the declaration of effectiveness as defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

***

Very truly yours,

VOLKSWAGEN AUTO LEASE/LOAN UNDERWRITTEN FUNDING, LLC

By:	/s/ Kevin McDonald
Name:	Kevin McDonald
Title:	Director

By:	/s/ Lawrence S. Tolep
Name:	Lawrence S. Tolep
Title:	Assistant Treasurer

VW CREDIT LEASING, LTD., by VW CREDIT INC., AS SERVICER

By:	/s/ Kevin McDonald
Name:	Kevin McDonald
Title:	General Counsel and Secretary

By:	/s/ Lawrence S. Tolep
Name:	Lawrence S. Tolep
Title:	Assistant Treasurer